                                                                                           January 15, 2004

Via Facsimile and EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549‑0406

Attn:	Barbara C. Jacobs
Meredith Master

Re:	Quantum Corporation Form S-3/A Registration Statement for 4.375%
Convertible Subordinated Notes due August 1, 2010
File No. 333-103680

Ladies and Gentlemen:

          Pursuant to Rule 477 under the Securities Act of 1933, as amended, Quantum Corporation (the “Company”) requests the withdrawal of the Company's Registration Statement on Form S-3/A, file number 333-103680, filed on December 19, 2003 (the “S-3/A Registration Statement”).  The Company inadvertently submitted the S-3/A Registration Statement under file number 333-103680.  The Company should have submitted the S-3/A Registration Statement under file number 333-109587.  No sales of the Company’s securities have been or will be made pursuant to the S-3/A Registration Statement.

          If you have any questions, please direct these to me at 408-944-6500 and to Quantum’s Corporate Controller, Charles Constanti, at 408-944-4416.  Thank you for your assistance.

Sincerely, /s/ Michael J. Lambert Michael J. Lambert Executive Vice President, Finance and Chief Financial Officer Quantum Corporation